SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K/A

(Amendment No. 1)

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                           to

Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

EXPLANATORY NOTE: The Annual Report on Form 11-K for the fiscal year ended December 30, 2001, is being amended and restated in its entirety to reflect the restatement of the 2001 financial statements. Due to the planned transfer of certain assets from The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees, The Coltec Industries Inc Retirement Savings Plan, The Coltec Industries Inc Retirement Accumulation Plan and The Pre-tax Savings Plan for the Salaried Employees of Rohr, Inc. into The BFGoodrich Company Retirement Plus Savings Plan the financial statements of certain of these plans were affected by asset transfers that were not completed by December 30, 2001. As a result of these incomplete asset transfers, some plan assets were understated while others were overstated. The understatement of assets in The BFGoodrich Company Retirement Plus Savings Plan is exactly offset by the overstatements in the transferring plans.

The impact on the financial statements for The BFGoodrich Company Retirement Plus Savings Plan was to report understated assets on the Form 11-K filed for the year ended December 30, 2001. After giving effect to the restatement, the assets available for benefits as of December 30, 2001, have been increased from $803,290,849 to $883,640,180, and the net increase in assets available for benefits for the year ended December 30, 2001, has been increased from $244,794,966 to $325,144,297.

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 30, 2001 and 2000; and Statements of Changes in Assets Available for Benefits for the years then ended.

2.	Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BF GOODRICH COMPANY RETIREMENT SAVINGS PLAN (currently known as the Goodrich Corporation Employees’ Savings Plan)

June 26, 2003	/S/ Kevin P. Heslin Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS

The BFGoodrich Company Retirement Plus Savings Plan, for the years ended December 30, 2001 and 2000 with Report of Independent Auditors

The BFGoodrich Company Retirement Plus Savings Plan

Audited Financial Statements

Years Ended December 30, 2001 and 2000

Report of Independent Auditors

Goodrich Corporation
Benefit Design and Administration
Committee

We have audited the accompanying statements of assets available for benefits of The BFGoodrich Company Retirement Plus Savings Plan as of December 30, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, certain trust to trust transfers included in the statement of assets available for benefits and the statement of changes in assets available for benefits as of and for the year ended December 30, 2001 have been restated to include additional assets transferred to the Plan. Restating the 2001 financial statements to include the additional assets changed the previously reported $803,290,849 assets available for benefits as of December 30, 2001 to $883,640,180. In addition, the net increase in assets available for benefits for the year ended December 30, 2001 changed from a previously reported $244,794,966 to $325,144,297.

/S/ Ernst & Young LLP

Charlotte, North Carolina
June 6, 2002, except for Note 3, as to which the date is
June 18, 2003

The BFGoodrich Company Retirement Plus Savings Plan
Statements of Assets Available for Benefits

	December 30,

	2001
	(Restated)	2000

Assets
Investments, at fair value:
The BFGoodrich Retirement Plus Savings Plan
Master Trust (Notes 2 and 5)	$375,707,586	$557,105,170

Contribution receivables:
Participants	1,431,387	825,396
The BFGoodrich Company	919,921	565,317

Total contribution receivables	2,351,308	1,390,713

Trust to trust transfer receivables (Notes 1 and 3):
Coltec Retirement Savings Plan for Salaried Employees and Coltec Industries Inc Retirement Accumulation Plan for Hourly Employees	144,138,961	—
The Pretax Savings Plan for Salaried Employees of Rohr, Inc.	302,411,833	—
The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees	59,030,492	—

Total trust to trust transfer receivables	505,581,286	—

Assets available for benefits	$883,640,180	$558,495,883

See accompanying notes to financial statements.

The BFGoodrich Company Retirement Plus Savings Plan
Statements of Changes in Assets Available for Benefits

	Year ended
	December 30,	Year ended
	2001	December 30,
	(Restated)	2000

Additions
Investment income:
Interest	$5,876,432	$6,997,248
Dividends	9,039,568	19,096,196
Net realized and unrealized (depreciation) appreciation in aggregate fair value of investments	(60,952,272)	47,774,048

	(46,036,272)	73,867,492

Contributions from:
Participants	31,619,333	26,447,694
The BFGoodrich Company	14,964,790	15,193,384

	46,584,123	41,641,078

Total additions	547,851	115,508,570
Deductions
Withdrawals and terminations	43,224,254	51,556,635
Administrative expenses (Note 1)	267,711	235,494

Total deductions	43,491,965	51,792,129
Trust to trust transfers (Notes 1 and 3):
Noveon	(137,492,875)	—
Coltec Retirement Savings Plan for Salaried Employees and Coltec Industries Inc Retirement Accumulation Plan for Hourly Employees	144,138,961	—
The Pretax Savings Plan for Salaried Employees of Rohr, Inc.	302,411,833	—
The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees	59,030,492	—
IBP	—	68,196
Ithaco	—	6,337,331

Net increase	325,144,297	70,121,968
Assets available for benefits at beginning of year	558,495,883	488,373,915

Assets available for benefits at end of year	$883,640,180	$558,495,883

See accompanying notes to financial statements.

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements

1.     Description of the Plan

The BFGoodrich Company Retirement Plus Savings Plan (the “Plan”) is a defined contribution plan covering substantially all non-bargaining unit employees of Goodrich Corporation (the “Company”) and certain subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 1, 1994, The BFGoodrich Company Retirement Plus Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of The BFGoodrich Company Retirement Plus Savings Plan For Wage Employees. All investment information disclosed in the financial statements, including investments held at December 30, 2001 and 2000, and net appreciation (depreciation) in fair value of investments, and interest and dividend income for the years ended December 30, 2001 and 2000, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).

On May 4, 2001, $137,492,875 in Plan assets were transferred to Noveon Inc. in connection with the sale of the Company’s Performance Materials segment.

The plans of certain businesses of the Company were merged into the Plan as follows:

•	Effective January 3, 2000, the Ithaco Savings and Investment Retirement Plan covering salaried employees was merged into the Plan, resulting in a transfer of $6,337,331 to the Plan.

•	Effective October 31, 2000, the IBP Aerospace Group Inc. 401(k) Plan covering salaried employees was merged into the Plan, resulting in a transfer of $68,196 to the Plan.

•	Effective December 28, 2001, the account balances of participants from certain divisions of the Coltec Industries Inc Retirement Savings Plan for Salaried Employees and the Coltec Industries Inc Retirement Accumulation Plan for Hourly Employees were merged into the Plan, resulting in a transfer of $144,138,961 to the Plan.

•	Effective December 30, 2001, the account balances of all non-union participants and participants from certain divisions of the The Pretax Savings Plan for Salaried Employees of Rohr, Inc. were merged into the Plan, resulting in a transfer of $302,411,833 to the Plan.

•	Effective December 30, 2001, the account balances of all non-union participants and participants from certain divisions of The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees were merged into the Plan, resulting in a transfer of $59,030,492 to the Plan.

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from their salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the investment funds under both savings options.

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitations under the Internal Revenue Code (the “Code”).

The Plan provides that for each plan year the employer will contribute a percentage of the participants’ contributions that are 6% or less of the participants’ monthly eligible earnings. The employer contribution rate is generally 100% of participants’ eligible contributions to the BFGoodrich Stock Fund and 50% of participants’ eligible contributions to the other funds. Under certain conditions, participants can redirect the employer matching contributions to other investment funds. Retirement contributions made to the Plan accounts of participants who are eligible to receive these contributions are invested only in the Stable Value Fund. Retirement contributions may be redirected to the other investment funds with no restrictions.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions can be made only in cash to the Plan’s pre-tax savings option.

Dividends, interest and proceeds from sale of investments in each Fund are reinvested in the respective Fund.

Participant contributions are always fully vested. Company contributions vest immediately upon completion of three years of service by the participant. Effective April 9, 1999, a change in control as defined in the Plan occurred resulting in all participants on that date becoming fully vested in Company contributions. Company contributions, excluding retirement contributions made after January 1, 1990, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

A participant who elects to withdraw from the Plan is paid the current value of his or her vested account balance. Distributions from the BFGoodrich Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Administrative expenses related to record keeping are paid by the Plan and charged to participants’ accounts. Investment management fees are charged against the earnings of the investment funds in which the participants’ funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Human Resource Department of the Company.

2.     Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the BFGoodrich Stock Fund is derived from the value of Company common stock. Investments in the individual Fidelity mutual funds are valued at quoted market prices on the last business day of the Plan year. Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 6.0% in 2001 and 6.3% in 2000), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost.

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Restatement

The amounts reflected as trust to trust transfers from the Coltec Retirement Savings Plan for Salaried Employees, the Coltec Industries Inc Retirement Accumulation Plan for Hourly Employees, The Pretax Savings Plan for Salaried Employees of Rohr, Inc. and The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits in the 2001 financial statements have been restated to include additional assets which were transferred to the Plan. Restating the 2001 financial statements to include the additional assets changed the previously reported $803,290,849 assets available for benefits as of December 30, 2001 to $883,640,180. In addition, the net increase in assets available for benefits for the year ended December 30, 2001 changed from a previously reported $244,794,966 to $325,144,297.

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.     Investments

The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 30, 2001 and 2000, respectively. The Plan’s investment in the Master Trust represented 97.8% and 83.5% of the total net assets of the Master Trust at December 30, 2001 and 2000, respectively.

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements (continued)

5.     Investments (continued)

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

	December 30,
	2001	December 30,
	(Restated)	2000

Statement of Assets
Investments at fair value:
BFGoodrich Stock Fund	$169,315,198	$272,523,990
Fidelity Investments	263,865,839	364,573,017
Loans to participants	19,398,632	27,857,167

Total investments	452,579,669	664,954,174
Receivables:
Dividend receivables	1,723,325	2,024,235
Trust to trust transfer receivables	446,550,794	—

Total receivables	448,274,119	2,024,235

Assets payable to participating plans	$900,853,788	$666,978,409

	Year Ended
	December 30,	Year Ended
	2001	December 30,
	(Restated)	2000

Statement of Changes in Assets
Assets payable to participating plans at beginning of year	$666,978,409	$582,490,237
Total additions	74,512,040	91,376,590
Total deductions	(214,359,348)	(59,876,383)
Net realized and unrealized (depreciation) appreciation in fair value of investments	(72,828,107)	52,987,965
Trust to trust transfer receivables	446,550,794	—

Assets payable to participating plans at end of year	$900,853,788	$666,978,409

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements (continued)

6.     Nonparticipant-Directed Investments

The Plan’s investment options are participant-directed with the exception of the BFGoodrich Stock Fund and the Stable Value Fund. The employer match on participant contributions is automatically invested in the BFGoodrich Stock Fund, and may only be redirected under certain conditions. Retirement contributions are automatically invested in the Managed Income Fund and may be redirected by participants with no restrictions. As the participant-directed and non-participant directed amounts cannot be separately determined, these investment options are considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.”

Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

	BFGoodrich Stock Fund		Stable Value Fund

	December 30,	December 30,	December 30,	December 30,
	2001	2000	2001	2000

Assets:
Investments, at fair value:
The BFGoodrich Retirement Savings Plan Master Trust	$144,295,971	$236,571,046	$73,977,910	$89,371,315
Contributions receivable	869,975	1,076,932	245,534	74,512

	$145,165,946	$237,647,978	$74,223,444	$89,445,827

	Year Ended	Year Ended	Year Ended	Year Ended
	December 30,	December 30,	December 30,	December 30,
	2001	2000	2001	2000

Changes in Assets:
Total additions	$33,673,561	$17,361,978	$9,192,141	$12,536,308
Total deductions	(88,792,702)	(14,394,802)	(24,414,524)	(12,889,576)
Net realized and unrealized appreciation (depreciation) in fair value of investments	(37,362,891)	72,616,106	–	–

	$(92,482,032)	$75,583,282	$(15,222,383)	$(353,268)

The BFGoodrich Company Retirement Plus Savings Plan

Notes to Financial Statements (continued)

7.     Transactions with Parties-in-Interest

All legal and accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

8.     Number of Participants (unaudited)

At the end of 2001 and 2000 there were approximately 7,800 participants with account balances in the Plan.

9.     Subsequent Events

The Plan was amended effective December 31, 2001 to eliminate the vesting requirement on Company contributions. The Company contributions will no longer be automatically invested in the BFGoodrich Stock Fund, but will be invested in the same manner as participant contributions. The investment choices available to participants have been expanded, and a brokerage option has been added to the Plan.

All assets from the Rosemount Profit Sharing Plan and the Rosemount Money Purchase Pension Plan were transferred into the Plan. These transfers occurred on December 31, 2001 for active employees and January 18, 2002 for former employees. The amount transferred in for these two plans was $106,618,683.

On January 1, 2002, the Plan’s name was changed to Goodrich Corporation Employees’ Savings Plan.

On May 15, 2002, the Plan received a new determination letter from the Internal Revenue Service stating that the Plan, as amended, is still qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation.

EXHIBIT INDEX

23       Consent of Independent Auditors — Ernst & Young LLP.

99.1    Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.